PUTNAM CAPITAL MANAGER SERIES VI/VIR/VII VARIABLE ANNUITY
TALCOTT RESOLUTION LIFE INSURANCE COMPANY AND
TALCOTT RESOLUTION LIFE AND ANNUITY INSURANCE COMPANY
Annual Product Notice for Existing Investors
May 1, 2023

This product notice provides updated information about Putnam Capital Manager Series VI/VIR/VII, individual deferred flexible premium variable annuity contracts. The contracts are issued by us, Talcott Resolution Life and Annuity Insurance Company and Talcott Resolution Life Insurance Company, (collectively, “Talcott Resolution”). The most recent prospectus for the contract, dated June 28, 2018, contains more information about the contract, including its features, benefits, and risks. You can find the most recent audited financial statements of Talcott Resolution and the separate account supporting the contract online at:
Issued by Talcott Resolution Life Insurance Company:

Contract Version	Website Address
Putnam Capital Manager Series VI/VIR	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=NRVA00907
Putnam Capital Manager Series VII	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659P862
Putnam Asset Manager Series I/IR	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=416595429
Issued by Talcott Resolution Life and Annuity Insurance Company:

Contract Version	Website Address
Putnam Capital Manager Series VI/VIR	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=NRVA01054
Putnam Capital Manager Series VII	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=416588226
You can also obtain this information at no cost by contacting us as instructed below.
The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the product was sold. These marketing names include: Series VI/VIR of Putnam Capital Manager, Series VII of Putnam Capital Manager, and Series I/IR of Putnam Asset Manager.
Additional information about certain investment products, including variable annuities, has been prepared by the staff of the Securities and Exchange Commission (SEC) and is available at Investor.gov.
For additional information, please contact your investment professional or contact us by:
a.Mailing:     Talcott Resolution
PO Box 14293
Lexington, KY 40512-4293
a.Calling:        1-800-862-6668
b.Emailing:     asccontactus@talcottresolution.com
c.Visiting:     www.talcottresolution.com
The Securities and Exchange Commission (“SEC”) has not approved or disapproved of this security or passed upon the accuracy or adequacy of this summary prospectus. Any representation to the contrary is a criminal offense.

Page
Special Terms	3
Updated Information About Your Contract	3
Key Information Table	3
Appendix A Funds Available Under the Contract	APP A-1
Appendix A.1 Funds by Product	APP A.1-1

Special Terms Used in this Product Notice

Contract Value	The total value of your investments in the Sub-Accounts (and the Fixed Accumulation Feature, if applicable).
Fixed Accumulation Feature or FAF	A fixed account option that guarantees principal and a rate of interest. Effective October 4, 2013, we no longer accept new allocations or premium payments to the Fixed Accumulation Feature except for contracts issued in Massachusetts.
Sub-Account	A fund option under the contract. There is a Sub-Account that corresponds to each fund that is available under the contract.

Updated Information About Your Contract
The following is a summary of certain contract features that have changed since May 2, 2022. This does not reflect all of the changes that have occurred since you entered into your contract.

Summary of recent contract changes:
• Effective April 30, 2023, the Putnam VT Multi-Cap Core Fund was renamed Putnam CT Core Equity Fund.
• Effective April 30, 2023, the Putnam VT Growth Opportunities Fund was renamed Putnam VT Large Cap Growth Fund.
• Effective on or about September 1, 2023, Talcott Resolution’s corporate office address will be 1 American Row, Hartford, CT 06103. This does not change our Administrative Office mailing address.

Key Information Table
Important Information You Should Consider About the Contract

	FEES AND EXPENSES			Location in Prospectus
Charges for Early Withdrawals
Your Contract may be subject to surrender charges. Surrender charges may apply to both partial and full Surrenders.
•If you withdraw money from your contract within 8 years following your last premium payment, you may be assessed a surrender charge of up to 7% (as a percentage if premium payments withdrawn), declining to 0% over that time period.
For example, if you were to withdraw $100,000 during a surrender charge period, you could be assessed a charge of up to $7,000.
If you receive services for your Contract from a third-party financial intermediary who charges an advisory fee for their services, withdrawals to pay advisory fees will also reduce death benefits and other guaranteed benefits under the Contract and may be subject to federal and state income taxes and a 10% federal penalty tax.
Fee Tables The Contract - Charges and Fees - The Contingent Deferred Sales Charge
Transaction Charges	Other than surrender charges (if any), there are no charges for other contract transactions (e.g., transferring money between investment options).			Fee Tables
Ongoing Fees and Expenses (annual charges)
The table below describes the current fees and expenses of the contract that you may pay each year, depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected. Fees and expenses do not reflect any advisory fees paid to financial intermediaries from Contract Value or other assets of the Contract Owner, and that if such charges were reflected, the fees and expenses would be higher.
Fee Tables The Contract - Charges and Fees
	Annual Fee	Minimum	Maximum
	Base Contract	1.42%¹	1.42%¹
	Investment Options (fund fees and expenses)	0.46%²	1.36%²
	Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.15%[1]	0.75%[1]
1 As a percentage of average daily Sub-Account Values. [2] As a percentage of fund net assets.

Because your contract is customizable, the choices you make effect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract, which could add surrender charges that substantially increase costs.
	Lowest Annual Cost: $2,197	Highest Annual Cost: $4,520
	Assumes:	Assumes:
	•Investment of $100,000	•Investment of $100,000
	•5% annual appreciation	•5% annual appreciation
	•Least expensive fund fees and expenses	•Most expensive combination of optional benefits and fund fees and expenses
	•No sales charges or advisory fees	•No sales charges or advisory fees
	•No additional premium payments, transfers or withdrawals	•No additional premium payments, transfers or withdrawals
•No optional benefits

	RISKS		Location in Prospectus
Risk of Loss	You can lose money by investing in this contract, including loss of principal.		Fee Tables Fixed Accumulation Feature The Contract - Charges and Fees - The Contingent Deferred Sales Charge Appendix Tax
Not a Short-Term Investment
•This contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.
•Surrender charges may apply to withdrawals. If you take a withdrawal, a surrender charge may reduce the value of your contract or the amount of money that you actually receive.
•The benefits of tax deferral, long-term income, and living benefit guarantees mean the contract is generally more beneficial to investors with a long-time horizon.
•A 10% penalty tax may be applied to Surrenders before age 59½.

Risks Associated with Investment Options
•An investment in this contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the contract (e.g., the Funds).
•Each investment option (including the FAF, if available) has its own unique risks.
•You should review the investment options before making an investment decision.

Insurance Company Risks	An investment in the contract is subject to the risks related to us. Any obligations (including under the FAF), guarantees or benefits of the contract are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about Talcott Resolution, including our financial strength ratings, is available upon request by visiting the "About Us" tab at www.talcottresolution.com or by calling 1-800-862-6668.
	RESTRICTIONS		Location in Prospectus
Investment Options
•Certain investment options may not be available under your contract.
•You are allowed to make 1 transfer between the fund options per day. You are allowed to make 20 transfers between the fund options per year before we require you to submit additional transfer requests by mail. Your transfer between the fund options are subject to policies designed to deter excessively frequent transfers and market timing. These transfer restrictions do not apply to transfers under the contract's automatic transfer programs.
•There are restrictions on the maximum amount that may be transferred annually from the FAF to the fund options. If the FAF is available for investment, you must wait 6 months after your most recent transfer from the FAF before making a subsequent transfer into the FAF. These transfer restrictions may apply to the contract's automatic income programs.
•We reserve the right to remove or substitute funds as investment options.
General Contract Information The Contract - Purchases and Contract Value

Optional Benefits
~~•~~Optional benefits may further limit or restrict the investment options that you may select under the contract. We may impose these restrictions in the future.
•Withdrawals may reduce the value of an optional benefit by an amount greater than the value withdrawn or may result in termination of the benefit.
The Contract - Principal First
	TAXES	Location in Prospectus
Tax Implications
•Consult with a tax professional to determine the tax implications of an investment in and payments received under the contract.
•If you purchased the contract through a tax-qualified plan or IRA, you do not get any additional tax benefit under the contract.
•Earnings on your contract are taxed at ordinary income rates when you withdraw them and you may have to pay a penalty if you take a withdrawal before age 59-1/2.
Appendix Tax
	CONFLICTS OF INTEREST	Location in Prospectus
Investment Professional Compensation
Your investment professional may receive compensation for selling this contract to you, in the form of commissions, additional payments, and non-cash compensation. We may share the revenue we earn on this contract with your investment professional's firm. This conflict of interest may influence your investment professional to recommend this contract over another investment for which the investment professional is not compensated or compensated less.
Other Information - Contract Modification
Exchanges	Some investment professionals may have a financial incentive to offer you a new contract in place of the one you already own. You should only exchange a contract you already own if you determine, after comparing the features, fees and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.	The Contract - Purchase and Contract Value - Replacement of Annuities

Appendix A — Funds Available Under the Contract
The following is a list of Funds available under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at:
Issued by Talcott Resolution Life Insurance Company:

Contract Version	Website Address
Putnam Capital Manager Series VI/VIR	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=NRVA00907
Putnam Capital Manager Series VII	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659P862
Putnam Asset Manager Series I/IR	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=416595429
Issued by Talcott Resolution Life and Annuity Insurance Company:

Contract Version	Website Address
Putnam Capital Manager Series VI/VIR	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=NRVA01054
Putnam Capital Manager Series VII	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=416588226
You can also request this information at no cost by calling 1-800-862-6668 or by sending an email request to asccontactus@talcottresolution.com.
Funds available under your specific Contract version are listed in Appendix A.1.
The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Year	10 Year
U.S. Equity	ClearBridge Variable Dividend Strategy Portfolio - Class I Adviser: Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC (Western Asset Management Company manages the portion of the fund's cash and short term investments allocated to it)	0.74%	(8.10)%	9.45%	11.42%
U.S. Equity	ClearBridge Variable Large Cap Value Portfolio - Class I Adviser: Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC (Western Asset Management Company manages the portion of the fund's cash and short term investments allocated to it)	0.72%	(6.43)%	7.86%	10.53%
U.S. Equity	Putnam VT Core Equity Fund - Class IA (formerly Putnam VT Multi-Cap Core Fund) Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.69%	(15.54)%	9.77%	12.84%
U.S. Equity	Putnam VT Core Equity Fund - Class IB (formerly Putnam VT Multi-Cap Core Fund) Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.94%	(15.77)%	9.50%	12.55%
Fixed Income	Putnam VT Diversified Income Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.82%*	(2.06)%	0.08%	1.94%
Fixed Income	Putnam VT Diversified Income Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	1.07%*	(2.35)%	(0.17)%	1.70%
International Equity	Putnam VT Emerging Markets Equity Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	1.11%*	(27.24)%	(1.75)%	3.09%
International Equity	Putnam VT Emerging Markets Equity Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	1.36%*	(27.44)%	(2.01)%	2.83%
APP A-1

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Year	10 Year
International Equity	Putnam VT Focused International Equity Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	0.81%*	(17.99)%	2.61%	7.00%
International Equity	Putnam VT Focused International Equity Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	1.06%*	(18.19)%	2.36%	6.74%
Allocation	Putnam VT George Putnam Balanced Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.67%	(15.82)%	6.09%	8.14%
Allocation	Putnam VT George Putnam Balanced Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.92%	(15.99)%	5.82%	7.86%
Allocation	Putnam VT Global Asset Allocation Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	0.86%*	(15.82)%	3.40%	6.79%
Allocation	Putnam VT Global Asset Allocation Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	1.11%*	(16.03)%	3.14%	6.53%
Sector Equity	Putnam VT Global Health Care Fund - Class IA† Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	0.76%	(4.44)%	11.66%	13.35%
Sector Equity	Putnam VT Global Health Care Fund - Class IB† Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	1.01%	(4.67)%	11.38%	13.07%
Money Market	Putnam VT Government Money Market Fund - Class IA** Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.46%	1.29%	0.95%	0.53%
Money Market	Putnam VT Government Money Market Fund - Class IB** Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.71%	1.12%	0.81%	0.43%
Fixed Income	Putnam VT High Yield Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.74%	(11.37)%	1.67%	3.48%
Fixed Income	Putnam VT High Yield Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.99%	(11.60)%	1.39%	3.22%
Fixed Income	Putnam VT Income Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.61%	(13.48)%	(0.25)%	1.42%
Fixed Income	Putnam VT Income Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.86%	(13.81)%	(0.51)%	1.16%
International Equity	Putnam VT International Equity Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	0.86%	(14.58)%	1.27%	4.77%
International Equity	Putnam VT International Equity Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	1.11%	(14.77)%	1.03%	4.51%
International Equity	Putnam VT International Value Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	0.90%	(6.70)%	2.23%	4.45%
International Equity	Putnam VT International Value Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	1.15%	(6.81)%	1.97%	4.19%
APP A-2

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Year	10 Year
U.S. Equity	Putnam VT Large Cap Growth Fund - Class IA (formerly Putnam VT Growth Opportunities Fund) Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.66%	(30.36)%	10.88%	14.00%
U.S. Equity	Putnam VT Large Cap Growth Fund - Class IB (formerly Putnam VT Growth Opportunities Fund) Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.91%	(30.50)%	10.60%	13.72%
U.S. Equity	Putnam VT Large Cap Value Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.57%	(2.87)%	9.53%	12.04%
U.S. Equity	Putnam VT Large Cap Value Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.82%	(3.13)%	9.26%	11.76%
Fixed Income	Putnam VT Mortgage Securities Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.50%*	(9.95)%	(0.67)%	0.31%
Fixed Income	Putnam VT Mortgage Securities Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.75%*	(10.07)%	(0.91)%	0.07%
U.S. Equity	Putnam VT Research Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	0.75%	(17.07)%	9.62%	12.62%
U.S. Equity	Putnam VT Research Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	1.00%	(17.28)%	9.35%	12.34%
U.S. Equity	Putnam VT Small Cap Growth Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.89%*	(28.11)%	7.74%	9.29%
U.S. Equity	Putnam VT Small Cap Growth Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	1.14%*	(28.30)%	7.48%	9.02%
U.S. Equity	Putnam VT Small Cap Value Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.78%	(12.80)%	4.97%	9.39%
U.S. Equity	Putnam VT Small Cap Value Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	1.03%	(12.98)%	4.72%	9.12%
U.S. Equity	Putnam VT Sustainable Future Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.82%*	(33.85)%	5.98%	9.82%
U.S. Equity	Putnam VT Sustainable Future Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	1.07%*	(34.03)%	5.71%	9.54%
U.S. Equity	Putnam VT Sustainable Leaders Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.66%	(22.72)%	10.76%	13.76%
U.S. Equity	Putnam VT Sustainable Leaders Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.91%	(22.91)%	10.48%	13.48%
Fixed Income	Western Asset Variable Global High Yield Bond Portfolio - Class I Adviser: Legg Mason Partners Fund Advisor, LLC Subadviser: Western Asset Management Company, LLC; Western Asset Management Company Limited & Western Asset Management Pte. Ltd.	0.79%	(13.72)%	0.61%	2.51%

*	Annual expenses reflect a contractual fee reduction under an expense reimbursement or fee waiver arrangement.
**	In a low interest rate environment, yields for money market funds, after deduction of Contract charges, may be negative even though the fund’s yield, before deducting for such charges, is positive. If you allocate a portion of your Contact value to a money market Sub-Account or participate in an Asset Allocation Program, if available, where Contract value is allocated to a money market Sub-Account, that portion of the value of your Contract value may decrease in value.
†	Closed to new and subsequent Premium Payments and transfers of Contract Value.
APP A-3

Asset Allocation Models
This section provides information about the asset allocation models (or Portfolio Planner Models) that may be available for participation under the contract. Models may not be available to you.
You may participate in only one asset allocation model at a time. Your investments related to an asset allocation model will be rebalanced quarterly. For additional information, see "Static Asset Allocation Models" in the prospectus.

Models Available For The Following Contracts:

Putnam Capital Manager 6 & 7
Putnam Asset Manager 1

The Portfolio Planner Models
The following model(s) are available for the Contract(s) listed above.
The percentage allocations below apply to value in the Sub-Accounts.

Fund	Series 1152 & 1154 & 1156	Series 1153 & 1155 & 1157	Series 2107 & 2108 & 2109	Series 3040 & 3041 & 3042
Putnam VT Emerging Markets Equity Fund	3%	4%	5%	6%
Putnam VT Focused International Equity Fund	3%	5%	6%	7%
Putnam VT Growth Opportunities Fund	5%	6%	7%	8%
Putnam VT High Yield Fund	17%	21%	19%	18%
Putnam VT Income Fund	26%	18%	13%	9%
Putnam VT International Equity Fund	3%	4%	6%	7%
Putnam VT Large Cap Value Fund	5%	7%	10%	12%
Putnam VT Mortgage Securities Fund	27%	21%	18%	13%
Putnam VT Research Fund	5%	6%	7%	9%
Putnam VT Small Cap Value Fund	3%	4%	4%	5%
Putnam VT Sustainable Future Fund	3%	4%	5%	6%
Total	100%	100%	100%	100%
APP A-4

Appendix A.1 Funds by Product
Investment options available to your specific Contract are listed in the following table.

Portfolio Company and Adviser/Subadviser	Putnam Asset Manager Series I/IR (TL)	Putnam Capital Manager Series VI/VIR (TL/TLA)	Putnam Capital Manager Series VII (TL/TLA)
ClearBridge Variable Dividend Strategy Portfolio - Class I
Adviser: Legg Mason Partners Fund Advisor, LLC
Subadviser: ClearBridge Investments, LLC (Western Asset Management Company manages the portion of the fund's cash and short term investments allocated to it)	X
ClearBridge Variable Large Cap Value Portfolio - Class I
Adviser: Legg Mason Partners Fund Advisor, LLC
Subadviser: ClearBridge Investments, LLC (Western Asset Management Company manages the portion of the fund's cash and short term investments allocated to it)	X
Putnam VT Diversified Income Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited		X
Putnam VT Diversified Income Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	X		X
Putnam VT Emerging Markets Equity Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC		X
Putnam VT Emerging Markets Equity Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	X		X
Putnam VT Focused International Equity Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC		X
Putnam VT Focused International Equity Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	X		X
Putnam VT George Putnam Balanced Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited		X
Putnam VT George Putnam Balanced Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	X		X
Putnam VT Global Asset Allocation Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC		X
Putnam VT Global Asset Allocation Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	X		X
Putnam VT Global Health Care Fund - Class IA† Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC		X
Putnam VT Global Health Care Fund - Class IB† Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	X		X
Putnam VT Government Money Market Fund - Class IA** Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited		X
Putnam VT Government Money Market Fund - Class IB** Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	X		X
Putnam VT Large Cap Growth Fund - Class IA (formerly Putnam VT Growth Opportunities Fund) Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited		X
Putnam VT Large Cap Growth Fund - Class IB (formerly Putnam VT Growth Opportunities Fund) Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	X		X
APP A.1-1

Portfolio Company and Adviser/Subadviser	Putnam Asset Manager Series I/IR (TL)	Putnam Capital Manager Series VI/VIR (TL/TLA)	Putnam Capital Manager Series VII (TL/TLA)
Putnam VT High Yield Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited		X
Putnam VT High Yield Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	X		X
Putnam VT Income Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited		X
Putnam VT Income Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	X		X
Putnam VT International Equity Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC		X
Putnam VT International Equity Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	X		X
Putnam VT International Value Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC		X
Putnam VT International Value Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	X		X
Putnam VT Large Cap Value Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited		X
Putnam VT Large Cap Value Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	X		X
Putnam VT Mortgage Securities Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited		X
Putnam VT Mortgage Securities Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	X		X
Putnam VT Core Equity Fund - Class IA (formerly Putnam VT Multi-Cap Core Fund) Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited		X
Putnam VT Core Equity Fund - Class IB (formerly Putnam VT Multi-Cap Core Fund) Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	X		X
Putnam VT Research Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC		X
Putnam VT Research Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	X		X
Putnam VT Small Cap Growth Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited		X
Putnam VT Small Cap Growth Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	X		X
Putnam VT Small Cap Value Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited		X
Putnam VT Small Cap Value Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	X		X
APP A.1-2

Portfolio Company and Adviser/Subadviser	Putnam Asset Manager Series I/IR (TL)	Putnam Capital Manager Series VI/VIR (TL/TLA)	Putnam Capital Manager Series VII (TL/TLA)
Putnam VT Sustainable Future Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited		X
Putnam VT Sustainable Future Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	X		X
Putnam VT Sustainable Leaders Fund - Class IA Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited		X
Putnam VT Sustainable Leaders Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	X		X
Western Asset Variable Global High Yield Bond Portfolio - Class I
Adviser: Legg Mason Partners Fund Advisor, LLC
Subadviser: Western Asset Management Company, LLC; Western Asset Management Company Limited & Western Asset Management Pte. Ltd.	X

* * *
Please retain this product notice for future reference. The last prospectus and statement of additional information for the contract, dated June 28, 2018, contain more information about the contract. You may contact us to request this additional information free of charge. Instructions for contacting us are included in the front cover page of this product notice.

EDGAR Identifier:    Putnam Capital Manager VI/VIR    TLIC    C000005844
Putnam Capital Manager VII    TLIC    C000059420
Putnam Asset Manager I/IR    TLIC    C000059419
Putnam Capital Manager VI/VIR    TLA    C000005994
Putnam Capital Manager VII    TLA    C000059421
APP A.1-3